FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a — 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of February, 2003

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___      Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_______      No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference herein is Registrant’s press release dated February 5, 2003, announcing the approval of Registrant’s debt restructuring plan by its principal creditors.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/Yoav Leibovitch —————————————— Yoav Leibovitch Chief Financial Officer

Dated: February 9, 2003

Feb 05, 2003

Gilat announces approval of debt restructuring plan by principal creditors Debt restructuring plan approved by bank lenders and holders of its 4.25% Convertible Subordinated Notes Due 2005

PETAH TIKVA, Israel—Feb. 5, 2003 — Gilat Satellite Networks Ltd. (NASDAQ:GILTF) today announced that its bank lenders and the holders of its 4.25% Convertible Subordinated Notes due 2005 (the “Notes”) voted to approve the Company’s debt restructuring plan as previously announced and filed on November 14, 2002. The approval of the plan, allowing the Company to restructure its principal debt obligations, including the Notes, is the final creditor approval required for the Company’s debt restructuring process. The Company expects to make a filing with the Israeli District Court in Tel Aviv to obtain the court’s approval of the terms of the arrangement.

“The approval of our debt restructuring plan by our principal creditors is a key ingredient to position the company for future growth,” said Yoel Gat, Gilat’s Chairman and CEO. “We have received overwhelming support from our banks and bondholders — receiving the support of 91.9% of the number of bondholders who were represented and voted for the plan, representing 99.5% of the principal amount of bonds that voted at the bondholder meeting. With this support, we can move forward to execute our strategy with a significantly improved balance sheet and cost structure,” he added.

The plan of arrangement includes an offer by the Company to issue a combination of 4.00% Convertible Notes due 2012 and its ordinary shares, par value NIS 0.01, in exchange for all the Notes and a portion of bank debt. As a result, the Company expects to reduce its principal debt by approximately US$300 million. The plan of arrangement also includes the restructuring of the terms of its bank debt, significantly reducing the Company’s financing costs. The Company expects to close the process by mid-March 2003.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Latin America, Inc. and rStar Corporation (RTRCE), is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology – with nearly 400,000 VSATs shipped worldwide. Gilat markets the Skystar Advantage, DialAw@y IP, FaraWay, 360E and SkyBlaster* 360 VSAT products in more than 70 countries around the world. The Company provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. The Company is a joint venture partner in SATLYNX, a provider of two-way satellite broadband services in Europe with SES GLOBAL. Skystar Advantage(R), DialAw@y IP(TM) and FaraWay(TM) are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.)

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Investor Contact:
Tim Perrott,
VP, Investor Relations (USA)
Tel: +703-848-1515
tim.perrott@spacenet.com